Exhibit 99.3

FINANCIAL STATEMENTS

GUARDFORCE AI CO., LIMITED AND SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2022 and 2021

Contents	Page(s)

Unaudited Interim Condensed Consolidated Statement of Financial Position	F-2
Unaudited Interim Condensed Consolidated Statement of Profit or Loss	F-3
Unaudited Interim Condensed Consolidated Statement of Comprehensive Loss	F-4
Unaudited Interim Condensed Consolidated Statement of Changes in Equity	F-5
Unaudited Interim Condensed Consolidated Statement of Cash Flows	F-6
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7 – F-31

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Financial Position

(Expressed in U.S. Dollars)

	Note	As at June 30, 2022	As at December 31, 2021
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	4	$7,728,491	$12,728,783
Restricted cash		-	1,600,000
Trade receivables	6	5,464,069	4,939,568
Other receivables	8	1,016,220	-
Other current assets	9	2,457,334	1,275,981
Inventories	5	8,769,701	1,387,549
Amount due from related parties	23	6,416,362	26,007
Total current assets		31,852,177	21,957,888

Non-current assets:
Restricted cash	4	1,811,750	1,525,028
Property, plant and equipment	11	12,219,476	9,897,301
Right-of-use assets	12	2,133,297	2,364,993
Intangible assets	13	6,249,273	164,316
Goodwill	3	2,679,445	329,534
Deposits paid for business acquisitions	10	7,020,000	-
Withholding taxes receivable	7	2,451,616	3,531,953
Deferred tax assets, net	17	1,910,689	1,635,638
Other non-current assets	9	482,143	345,586
Total non-current assets		36,957,689	19,794,349
Total assets		$68,809,866	$41,752,237

Liabilities and Equity
Current liabilities:
Trade and other payables	14	$3,650,442	$1,028,721
Borrowings	15	1,011,749	933,110
Borrowings from related parties	23	16,209,546	13,506,184
Current portion of operating lease liabilities	12	1,423,063	2,366,045
Current portion of finance lease liabilities	16	261,940	619,301
Other current liabilities	14	1,683,355	1,824,635
Amount due to related parties	23	5,856,114	2,217,752
Total current liabilities		30,096,209	22,495,748

Non-current liabilities:
Borrowings	15	518,613	859,120
Operating lease liabilities	12	741,218	-
Borrowings from related parties	23	1,927,803	5,332,803
Finance lease liabilities	16	622,062	666,455
Other non-current liabilities		54,000	54,000
Provision for employee benefits	18	5,470,714	5,819,132
Total non-current liabilities		9,334,410	12,731,510
Total liabilities		39,430,619	35,227,258

Equity
Ordinary shares – par value $0.003 authorized 300,000,000 shares, issued and outstanding 54,879,075 shares at June 30, 2022; par value $0.003 authorized 300,000,000 shares, issued and outstanding 21,201,842 shares at December 31, 2021		164,638	63,606
Subscription receivable		(50,000)	(50,000)
Additional paid in capital		44,669,954	15,379,595
Legal reserve	22	223,500	223,500
Warrants reserve		251,036	251,036
Deficit		(16,511,042)	(10,204,220)
Accumulated other comprehensive income		623,618	821,527
Capital & reserves attributable to equity holders of the Company		29,371,704	6,485,044
Non-controlling interests		7,543	39,935
Total equity		29,379,247	6,524,979
Total liabilities and equity		$68,809,866	$41,752,237

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

(Expressed in U.S. Dollars)

	Note	For the six months ended June 30,
		2022	2021
		(Unaudited)	(Unaudited)
Revenue	2.11	$16,942,522	$18,405,025
Cost of sales	2.12	(14,998,727)	(16,346,463)
Gross profit		1,943,795	2,058,562

Provision for and write off of withholding taxes receivable		(263,340)	(98,226)
Stock based compensation	20	(252,095)	-
Selling, distribution and administrative expenses	21	(6,977,996)	(3,271,608)
Operating loss		(5,549,636)	(1,311,272)

Other income		46,859	237,178
Foreign exchange losses, net		(745,759)	(40,137)
Finance costs		(410,861)	(440,952)
Loss before income tax		(6,659,397)	(1,555,183)

Provision for income tax benefit	17	320,183	-
Loss for the period		(6,339,214)	(1,555,183)
Less: loss (profit) attributable to non-controlling interests		32,392	(91)
Loss attributable to equity holders of the Company		$(6,306,822)	$(1,555,274)

Loss per share attributable to equity holders of the Company
Basic		$(0.18)	$(0.09)
Diluted		$(0.18)	$(0.09)

Weighted average number of shares used in computation:
Basic		35,235,992	17,486,264
Diluted		35,235,992	17,486,264

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Comprehensive Loss

(Expressed in U.S. Dollars)

	Note	For the six months ended June 30,
		2022	2021
		(Unaudited)	(Unaudited)
Loss for the period		$(6,339,214)	$(1,555,183)
Currency translation differences	2.5	(197,909)	(105,897)
Total comprehensive loss for the period		$(6,537,123)	$(1,661,080)

Attributable to:
Equity holders of the Company		$(6,502,884)	$(1,661,171)
Non-controlling interests		(34,239)	91
		$(6,537,123)	$(1,661,080)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Changes in Equity (Deficit)

(Expressed in U.S. Dollars)

							Accumulated
	Number of Shares	Amount ($0.003 par)	Subscription Receivable	Additional Paid-in Capital	Legal Reserve	Warrants Reserves	Other Comprehensive Income	Retained earnings (Deficit)	Non- controlling Interests	Total Equity
Balance as at December 31, 2020	17,356,090	$52,069	$(50,000)	$2,082,795	$223,500	$-	$204,249	$(4,722,294)	$49,663	$(2,160,018)

Currency translation adjustments	-	-	-	-	-	-	(105,897)	-	-	(105,897)
Stock-based compensation expenses	187,598	563	-	(563)	-	-	-	-	-	-
Remeasurements of defined benefit plan	-	-	-	-	-	-	627,193	-	-	627,193
Issuance of ordinary shares for acquisition of Handshake	43,700	131	-	327,632	-	-	-	-	-	327,763
Net loss for the period	-	-	-	-	-	-	-	(1,555,274)	91	(1,555,183)

Balance as at June 30, 2021 (Unaudited)	17,587,388	$52,763	$(50,000)	$2,409,864	$223,500	$-	$98,352	$(6,277,568)	$49,754	$(3,493,335)

Balance as at December 31, 2021	21,201,842	$63,606	$(50,000)	$15,379,595	$223,500	$251,036	$821,527	$(10,204,220)	$39,935	$6,524,979

Currency translation adjustments	-	-	-	-	-	-	(197,909)	-	-	(197,909)

Stock-based compensation expenses (see Note 20)	280,000	840	-	251,255	-	-	-	-	-	252,095
Cancellation of shares	(113)	-	-	-	-	-	-	-	-	-
Issuance of ordinary shares through private placements (see Note 19)	16,659,348	49,978	-	18,225,749	-	-	-	-	-	18,275,727
Issuance of ordinary shares through exercise of warrants (see Note 19)	1,095,146	3,285	-	1,420,404	-	-	-	-	-	1,423,689
Issuance of ordinary shares for acquisition of subsidiaries (see Note 19)	5,922,852	17,769	-	4,562,111	-	-	-	-	-	4,579,880
Issuance of ordinary shares for deposit paid for acquisitions of subsidiaries (see Note 19)	9,720,000	29,160		4,830,840						4,860,000
Net loss for the period	-	-	-	-	-	-	-	(6,306,822)	(32,392)	(6,339,214)

Balance as at June 30, 2022 (Unaudited)	54,879,075	$164,638	$(50,000)	$44,669,954	$223,500	$251,036	$623,618	$(16,511,042)	$7,543	$29,379,247

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Guardforce AI Co., Limited and Subsidiaries

Unaudited Interim Condensed Consolidated Statement of Cash Flows

(Expressed in U.S. Dollars)

	For the six months ended June 30,
	2022	2021
Cash flows from operating activities	(Unaudited)	(Unaudited)
Loss for the period	$(6,339,214)	$(1,555,183)
Adjustments for:
Depreciation and Amortization of intangible assets	2,697,378	2,542,432
Stock-based compensation	252,095	-
Finance costs	506,818	341,123
Loss/(Gain) from fixed assets disposal	24,530	(2,189)
Changes in operating assets and liabilities:
Increase in trade and other receivables	(205,716)	(673,605)
Increase in other current assets	(969,004)	(1,005,395)
Increase in inventories	(5,521,429)	(2,105,633)
(Increase)/Decrease in amount due from/to related parties	(6,111,443)	2,932,310
Decrease/(Increase) in other non-current assets	901	(98,693)
Increase in provision for and write off of withholding taxes receivable	263,340	98,226
Increase in deferred tax assets	(325,083)	-
Increase in Trade and other payables and other current liabilities	1,265,752	900,767
Increase in withholding taxes receivable	663,095	522,688
(Decrease)/Increase in provision for employee benefits	(29,812)	146,100
Net cash (used in) generated from operating activities	(13,827,792)	2,042,948

Cash flows from investing activities
Acquisition of property and equipment	(2,309,334)	(2,251,341)
Proceeds from sale of property, plant and equipment	4,120	2,598
Acquisition of intangible assets	(3,082,880)	-
Acquisition of subsidiary, net of cash acquired	(1,793,614)	24,276
Deposits paid for business acquisitions	(2,160,000)	-
Net cash used in investing activities	(9,341,708)	(2,224,467)

Cash flows from financing activities
Proceeds from issue of shares	18,275,728	-
Proceeds from exercise of warrants	1,423,690
Proceeds from borrowings	-	1,622,855
Repayment of borrowings	(840,762)	(378,046)
Payment of lease liabilities	(1,483,203)	(1,246,462)
Net cash generated from (used in) financing activities	17,375,453	(1,653)

Net decrease in cash and cash equivalents, and restricted cash	(5,794,047)	(183,172)
Effect of movements in exchange rates on cash held	(519,523)	(554,528)
Cash and cash equivalents, and restricted cash at January 1,	15,853,811	10,129,910
Cash and cash equivalents, and restricted cash at June 30,	$9,540,241	$9,392,210

Non-cash investing and financing activities
Equity portion of purchase consideration paid for acquisition of subsidiaries	4,579,879	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Guardforce AI Co., Limited and Subsidiaries

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(Expressed in U.S. Dollars)

1.	NATURE OF OPERATIONS

Guardforce AI Co., Limited (“Guardforce”) is a company incorporated and domiciled in the Cayman Islands under the Cayman Islands Companies Act on April 20, 2018. The address of its registered office was 96 Vibhavadi Rangsit Road, Talad Bangkhen, Laksi, Bangkok 10210, Thailand, which has changed to 10 Anson Road, #28-01 International Plaza, Singapore 079903 since November 2021. Guardforce is controlled by Mr. Tu Jingyi (“Mr. Tu”) through Guardforce AI Technology Limited (“AI Technology”). The Company’s ordinary shares and warrants are listed under the symbol “GFAI” and “GFAIW”, respectively, on the Nasdaq Capital Market upon the completion of an initial public offering on September 28, 2021.

Guardforce AI Holding Limited (“AI Holdings”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on May 22, 2018. AI Holdings is a 100% owned subsidiary of Guardforce. AI Holdings is an investment holding company.

Guardforce AI Robots Limited (“AI Robots”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on May 22, 2018. AI Robots is a 100% owned subsidiary of Guardforce. AI Robots is an investment holding company.

Guardforce AI (Hong Kong) Co., Limited (“AI Hong Kong”) was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on May 30, 2018. AI Hong Kong is a 100% owned subsidiary of Guardforce. Beginning March 2020, AI Hong Kong commenced robotic AI solution business of selling and leasing robots.

Southern Ambition Limited (“Southern Ambition”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on August 3, 2018. Southern Ambition is a 100% owned subsidiary of AI Robots. Southern Ambition is an investment holding company.

Horizon Dragon Limited (“Horizon Dragon”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on July 3, 2018. Horizon Dragon is a 100% owned subsidiary of AI Holdings. Horizon Dragon is an investment holding company.

Guardforce AI Group Co., Limited (“AI Thailand”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on September 21, 2018 and has 100,000 ordinary plus preferred shares outstanding. 48,999 of the shares in AI Thailand are owned by Southern Ambition Limited, with one share being held by Horizon Dragon Limited, for an aggregate of 49,000 ordinary shares, or 49%, and 51,000 cumulative preferred shares are owned by two individuals of Thailand. The two individuals owned in aggregate 49,000 ordinary shares with a value of approximately $16,000. The cumulative preferred shares are entitled to dividends of USD$0.03 per share when declared. The cumulative unpaid dividends of the preferred shares as of December 31, 2021 is approximately $1,700. Pursuant to article of associates of AI Thailand, the holder of an ordinary share may cast one vote per share at a general meeting of shareholders, the holder of preferred shares may cast one vote for every 20 preferred shares held at a general meeting of shareholders. Southern Ambition is entitled to cast more than 95% of the votes at a general meeting of shareholders. No dividends were declared during the years ended December 31, 2021, 2020 and 2019.

Guardforce Cash Solutions Security Thailand Co., Limited (“GF Cash (CIT)”) was incorporated in Thailand under the Civil and Commercial Code at the Registry of partnerships and Companies, Bangkok Metropolis, Thailand, on July 27, 1982 and has 3,857,144 outstanding shares. 3,799,544 ordinary shares and 21,599 preferred shares of the outstanding shares in GF Cash (CIT) (approximately 99.07% of the shares in GF Cash (CIT)) are owned by AI Thailand with one preferred share being held by Southern Ambition and 33,600 ordinary shares and 2,400 preferred shares (approximately 0.933% of the shares in GF Cash (CIT)) being held by Bangkok Bank Public Company Limited. Pursuant to the articles of association a shareholder may cast one vote per one share at a general meeting of shareholders. AI Thailand is entitled to cast 99.07% of the votes at a general meeting of shareholders. GF Cash (CIT)’s head office is located at No. 96 Vibhavadi-Rangsit Road, Talad Bang Khen Sub-District, Laksi District, Bangkok, Thailand. Beginning March 2020, GF Cash (CIT) commenced robotic AI solution business of selling and leasing of robots. No dividends were declared during the six months ended June 30, 2022 and 2021.

97% of shares in GF Cash (CIT) are owned by AI Thailand and Southern Ambition, which were previously held by Guardforce TH Group Co., Ltd and Guardforce 3 Limited, with the same majority shareholder.

The reorganization of Guardforce and its subsidiaries (collectively referred to as the “Company) was completed on December 31, 2018. Pursuant to the reorganization, Guardforce became the holding company of the companies, which were under the common control of the controlling shareholder before and after the reorganization. Accordingly, the Company’s financial statements have been prepared on a consolidated basis by applying the predecessor value method as if the reorganization had been completed at the beginning of the earliest reporting period. The Company engages principally in providing cash management and handling services located in Thailand.

On March 25, 2021, the Company acquired 51% majority stake in information security consultants Handshake Networking Ltd (“Handshake”), a Hong Kong-based company specializing in penetration testing and forensics analysis in Hong Kong and the Asia Pacific region since 2004.

On November 1, 2021, the Company entered into a Transfer Agreement (the “Singapore Agreement”) to acquire 100% of the equity interests in Guardforce AI Singapore Pte. Ltd. (“AI Singapore”), a company incorporated in Singapore. Pursuant to the Agreement, AI Singapore became a wholly owned subsidiary of the Company. AI Singapore and Guardforce are ultimately controlled by Mr. Tu before and after the acquisition was completed. AI Singapore commenced robotic AI solution business of selling and leasing robots.

On November 18, 2021, the Company entered into a Transfer Agreement (the “Macau Agreement”) to acquire 100% of the equity interests in Macau GF Robotics Limited, a company incorporated in Macau (“AI Macau”). The consideration is approximately $3,205 (MOP25,000). AI Macau commenced robotic AI solution business of selling and leasing robots. The acquisition was closed on February 9, 2022. AI Macau is a 100% owned subsidiary of AI Robotics.

On November 18, 2021, the Company entered into another Transfer Agreement (the “Malaysia Agreement”) to acquire 100% of the equity interests in GF Robotics Malaysia Sdn. Bhd., a company incorporated in Malaysia (“AI Malaysia”). The consideration is approximately $1 (RM1). AI Maylaysia commenced robotic AI solution business of selling and leasing robots. The acquisition was closed on January 20, 2022. AI Malaysia is a 100% owned subsidiary of AI Robotics.

GFAI Robotics Group Co., Limited (“AI Robotics”) was incorporated in the British Virgin Islands under the BVI Business Companies Act, 2004, on December 6, 2021. AI Robotics is a 100% owned subsidiary of Guardforce. AI Robotics is an investment holding company.

GFAI Robot Service (Hong Kong) Limited (“AI Robot Service”) was incorporated in Hong Kong under the Hong Kong Companies’ Ordinance (Chapter 622), on January 18, 2022. AI Robot Service is an investment holding company. AI Robot Service is a 100% owned subsidiary of AI Robotics.

Guardforce AI Robot Service (Shenzhen) Co., Limited (“AI Shenzhen”) was incorporated in the People’s Republic of China (“PRC”) on February 23, 2022. AI Shenzhen is an investment holding company. AI Shenzhen is a 100% owned subsidiary of AI Robot Service.

GFAI Robotics Services LLC (“AI US”) was incorporated in the State of Delaware on February 28, 2022. AI US commenced robotic AI solution business of selling and leasing robots. AI US is a 100% owned subsidiary of AI Robotics.

GFAI Robot Service (Australia) Pty Ltd. (“AI Australia”) was incorporated in Australia on February 28, 2022. AI Australia commenced robotic AI solution business of selling and leasing robots. AI Australia is a 100% owned subsidiary of AI Robot Service.

GFAI Robot & Smart Machines Trading LLC (“AI Dubai”) was incorporated in the United Arab Emirates (UAE) on March 13, 2022. AI Dubai commenced robotic AI solution business of selling and leasing robots. AI Dubai is a 100% owned subsidiary of AI Robot Service.

GFAI Robotic and Innovation Solution (Thailand) Company Limited (“AI R&I”) was incorporated in Thailand on March 30, 2022. AI R&I commenced robotic AI solution business of selling and leasing robots. AI R&I is 98% owned by AI Thailand, 1% owned by Horizon Dragon and 1% owned by Southern Ambition.

GFAI Robot Service (UK) Limited (“AI UK”) was incorporated in the United Kingdom on April 29, 2022. AI UK commenced robotic AI solution business of selling and leasing robots. AI UK is a 100% owned subsidiary of AI Robot Service.

GFAI Robot Service Limited (“AI Canada”) was incorporated in the Canada on May 6, 2022. AI Canada commenced robotic AI solution business of selling and leasing robots. AI Canada is a 100% owned subsidiary of AI Robot Service.

Guardforce AI Robot (Jian) Co., Limited (“AI Jian”) was incorporated in the People’s Republic of China (“PRC”) on May 16, 2022. AI Jian is an investment holding company. AI Jian is a 100% owned subsidiary of AI Robot Service.

GFAI Robot Service GK (“AI Japan”) was incorporated in Japan on May 24, 2022. AI Japan commenced robotic AI solution business of selling and leasing robots. AI Japan is a 100% owned subsidiary of AI Hong Kong.

GFAI Robot Service Co., Ltd. (“AI Korea”) was incorporated in South Korea on June 17, 2022. AI Korea commenced robotic AI solution business of selling and leasing robots. AI UK is a 100% owned subsidiary of AI Hong Kong.

On March 11, 2022, the Company entered into a Sale and Purchase Agreement (the “Kewei Agreement”) with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to acquire 100% of the equity interests in Shenzhen Keweien Robot Service Co., Ltd. (“Shenzhen GFAI”) and Guangzhou Kewei Robot Technology Co., Ltd. (“Guangzhou GFAI”) from Shenzhen Kewei. Both acquirees are PRC-based companies. The acquisition serves an integral role in the growth of the Company’s robotic AI solution business as a service (RaaS) business initiative. The acquisition was closed on March 22, 2022. The acquisition purchase price of $10,000,000 was paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On March 14, 2022, we issued 2,142,852 restricted Ordinary Shares to the sellers’ designated parties.

On May 24, 2022, the Company entered into a Sale and Purchase Agreement (the “Kewei Agreement”) with Shenzhen Yeantec Co., Limited (“Yeantec”) to acquire 100% of the equity interests in Beijing Wanjia Security System Co., Ltd. (“Beijing Wanjia”) from Yeantec. Beijing Wanjia is a PRC-based company with more than 25 years of experience in providing integrated security solution, focusing on fire alarm security systems, and a well-established customer base among retail businesses. The acquisition serves the growth of the Company’s other security business. The acquisition was closed on June 22, 2022. The acquisition purchase price of $8,400,000 was paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). On June 16, 2022, we issued 3,780,000 restricted Ordinary Shares to the sellers’ designated parties.

The following diagram illustrates the Company’s legal entity ownership structure as of June 30, 2022:

Guardforce AI Co., Limited
(Listco)
(Cayman)
Holding 100%
Guardforce AI Holdings Limited (BVI)
Holding 100%
Guardforce AI Robots Limited (BVI)
Holding 100%
Guardforce AI Singapore Pte. Ltd. (Singapore)
Holding 100%
GFAI Robotics Group Co., Limited (BVI)
Holding 51%
Handshake Networking Limited (Hong Kong)
Holding 100%
Guardforce AI (Hongkong) Co., Limited (Hong Kong)
Holding 100%
Horizon Dragon Limited (BVI)
Holding 100%
Southern Ambition Limited (BVI)
Holding 100%
GF Robotics Malaysia Sdn. Bhd. (Malaysia)
Holding 100%
GFAI Robotics Services LLC (US)
Holding 100%
GFAI Robot Service (Hong Kong) Limited (Hong Kong)
Holding 100%
Macau GF Robotics Limited (Macau)
Holding 100%
GFAI Robot Service GK (Japan)
Holding 100%
GFAI Robot Service Co., Ltd. (South Korea)
Holding 49 %
Ms. Chanpreeya Ekthammasut Ms. Kruewan Pattanacharoen
1 share
Holding 51%
1 share
Guardforce AI Group Company Limited (Thailand)
1%
1%
Bangkok Bank Public Company
Holding 98%
Holding 99.07%
Holding 0.93%
GFAI Robotic and Innovation Solution (Thailand) Company Limited (Thailand)
Guardforce Cash Solutions Security (Thailand) Company Limited (Thailand)
Holding 100%
GFAI Robot Service (Australia) Pty Ltd (Australia)
Holding 100%
Guardforce AI Robot Service (Shenzhen) Co., Limited (PRC)
Holding 100%
Guardforce AI Robot (Jian) Co., Limited (PRC)
Holding 100%
GFAI Robot & Smart Machines Trading LLC (UAE)
Holding 100%
GFAI Robot Service (UK) Limited (UK)
Holding 100%
GFAI Robot Service Limited (Canada)
Holding 100%
Shenzhen GFAI Robot Technology Co., Limited (PRC)
Holding 100%
Guangzhou GFAI Technology Co., Limited
Holding 100%
Beijing Wanjia Security System Limited (PRC)

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied for the six months ended June 30, 2022 and 2021 are consistent with those of the audited consolidated financial statements for the years ended December 31, 2021 and 2020, as described in those audited consolidated financial statements, except for the adoption of new and amended International Financial Reporting Standards (“IFRS”) effective for the year ending December 31, 2021 which are relevant to the preparation of the June 30, 2022 and 2021 unaudited interim condensed consolidated financial statements.

On September 28, 2022, the unaudited interim condensed consolidated financial statements were approved by the board of directors and authorized for issuance.

2.1	Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These statements should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2021 and 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis. In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying unaudited condensed consolidated financial statements. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the full year ended December 31, 2022.

All amounts are presented in United States dollars (“USD”) and have been rounded to the nearest USD.

As of June 30, 2022, the Company’s operating losses raise substantial doubt on the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern will require the Company to obtain additional financing to fund their operations. The perception of the Company’s ability to continue as a going concern may make it more difficult to obtain financing or obtain financing on favorable terms for the continuation of the Company’s operations and could result in the loss of confidence by investors, suppliers and employees. If the Company is not successful in raising capital through equity offerings, debt financings, collaborations, licensing arrangements or any other means or are not successful in reducing our expenses, the Company may exhaust the cash resources and be unable to continue our operations. If the Company cannot continue as a viable entity, the shareholders would likely lose most or all of their investment in the Company.

In addition, the accompanying condensed consolidated interim financial statements are presented on the basis that the Company is a going concern. The going concern assumption contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has a loan outstanding in the principal amount of $13.47 million due and payable in full on December 31, 2022, to Profit Raider Investment Limited, or Profit Raider. The Company will require an extension of the maturity date of this loan, and the Company cannot be sure whether or not Profit Raider will extend the maturity date of the loan, or if it does, under what terms. If Profit Raider does not extend the loan, the Company will (i) seek an alternative source of funding to replace the loan; and/or (ii) seek further negotiation with Profit Raider to convert the loan to shares; and/or (iii) seek support from the Company’s largest shareholder, Mr. Tu Jingyi (“Mr. Tu"), who owns 45.527% (as of June 30, 2022) of the Company’s ordinary shares, for repayment. There can be no assurance, however, that the Company would be able to find such alternative funding on terms acceptable to the Company, if at all. If the Company cannot obtain an extension of the maturity date of the loan and are not otherwise able to refinance the loan, the Company may default on the loan and such default would have a material adverse effect on the Company’s financial condition, cash flows and results of operations and could result in an action by Profit Raider against the Company to collect the amount due under the loan along with interest, fees and any other applicable chargers. The Company considers Profit Raider, one of the Company’s shareholders, who owns 3.037% (as of June 30, 2022) of the Company’s ordinary shares.

In assessing the going concern, management and the Board has considered:

-	The risk of default on Profit Raider loan is assessed as low.

-	Based on the statistics of the industry, management expects to see a positive trend in the Company’s future results. Management expects the business to recover in the future when the countries in which the Company operates begin to further ease Covid pandemic control and lockdown measures.

-	The Company has generated cash from financing activities including liquidity capital injections from fund-raising activities and the receipt of the $10.3 million and the $10.0 proceeds from the private placements on January 20, 2022 and April 6, 2022, respectively. The Company’s principal uses of cash have been, and management expects will continue to be, for working capital to support a reasonable increase in the Company’s scale of operations as well as for business expansion investments, as disclosed in Note 1, the Company acquired Shenzhen Keweien Robot Service Co., Ltd. in March 2022, Guangzhou Kewei Robot Technology Co. in March 2022, and Beijing Wanjia Security System Co., Ltd. in June 2022.

-	The Company has conditional and unconditional obligations as disclosed in Note 22, these commitments and contingencies are in the normal and the course of business. Regarding legal proceedings, as of the date of this report, the Company is a defendant in various labor related lawsuits approximately $0.432 million. Management believes these cases are without merit and is confident that the Appeals Court will make the decision according to the consideration of the Court of First Instance and order the dismissal of such lawsuits.

-	On September 13, 2022, the Company signed a non-binding letter of intent with Shenzhen Intelligent Guardforce Robot Co., Ltd to acquire Shenzhen Kewei, a high-tech robotics company specializing in developing robotics software solutions and robotics management platforms, as well as robotics sales and technical services. Shenzhen Kewei’s RaaS platform currently operates approximately 65,000 robots that belong to Shenzhen Kewei, customers, and partners. Shenzhen Kewei’s customer base includes a roster of Fortune 500 corporations across various industries. The consideration will be paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%). For the fiscal year of 2021, the unaudited revenue of Shenzhen Kewei was approximately $15 million. Management believes this acquisition will provide a variety of recurring revenue streams to the Company, which will expand the Company’s geographic revenue across China and contribute to the Company’s growth in other internal markets in the robotics AI solutions segment. The Company expects this acquisition will be closed in the second quarter of 2023.

-	GF Cash (CIT), the Company’s major subsidiary, was recently awarded a 5-year contract by a government bank, namely Bank of Thailand to manage its Consolidated Cash Centers (CCCs) in the city of Ubonratchathani and the city of Phitsanulok in Thailand. This long-term contract expands the Company’s current secured logistics services provided to the Bank of Thailand. Management expects an increase in recurring revenue and further growth in the secured logistics segment to sustain the business.

2.2	Basis of consolidation

The consolidated statements of profit or loss and other comprehensive loss, changes in equity and cash flows of the Company for the relevant periods include the results of operations, financial position, cash flows, of all companies now comprising the Company from the earliest date presented or since the date when the subsidiaries and/or businesses first came under the common control of the controlling shareholders, wherever the period is shorter.

The unaudited interim condensed consolidated statements of financial position of the Company as at June 30, 2022 and 2021 have been prepared to present the assets and liabilities of the subsidiaries under the historical cost convention.

Equity interests in subsidiaries held by parties other than the controlling shareholders are presented as non-controlling interests in equity.

All intra-group and inter-company transactions and balances have been eliminated on consolidation.

2.3	Segment reporting

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. Transfers and sales between reportable segments, if any, are recorded at cost.

The Company reports financial and operating information in the following five segments in Note 24:

(i)	Secured logistics;
(ii)	Information security;
(iii)	Robotics AI solutions;
(iv)	General security solutions; and
(v)	Corporate and others

The Company does not report geographical segmental data as over 94% of the Company’s revenue was derived from the secured logistics business segment operating in Thailand.

2.4	Assets under construction

Assets under construction are stated at cost less impairment losses, if any. Cost comprises direct costs of construction as well as interest expense and exchange differences capitalized during the periods of construction and installation. Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided for assets under construction until they are completed and ready for intended use.

2.5	Business combinations

The Company accounts for business combinations using the acquisition method when control is transferred to the Company, other than those between and among entities under common control. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment. Any gain on the bargain purchase is recognized in the statement of profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities.

IFRS 3 Business combination does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Company has accounted for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The Company recorded assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated balance sheet, consolidated statement of profit or loss, comprehensive income, changes in equity and cash flows reflect the results of combining entities’ financial position for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

2.6	Non-controlling interest

The non-controlling interest represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated statements of financial position, profit or loss, comprehensive income and changes in equity attributed to controlling and non-controlling interests.

2.7	Critical accounting estimate and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

In preparing the unaudited interim condensed consolidated financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2021.

2.8	Foreign currency translation

The presentational currency of the Company is the U.S. dollar (“USD”). The functional currency of Guardforce, AI Holdings, AI Robots, Horizon Dragon, Southern Ambition, AI Singapore, AI Robotics, AI Robots Service, AI Malaysia, AI Macau, AI US, AI Australia, AI Dubai, AI UK, AI Korea, AI Japan and AI Canada is the USD. The functional currency of AI Hong Kong and Handshake is the Hong Kong dollar (“HKD”). The functional currency of AI Thailand, GF Cash (CIT) and AI R&I is Thai Baht (“Baht” or “THB”). The functional currency of AI Shenzhen, AI Jian, Shenzhen GFAI, Guangzhou GFAI and Beijing Wanjia is Chinese Renminbi (“RMB”).

The currency exchange rates that impact our business are shown in the following table:

	Period End Rate		Average Rate
	June 30,	December 31,	For the six months ended June 30,
	2022	2021	2022	2021
Thai Baht	0.0283	0.0300	0.0295	0.0325
Hong Kong Dollar	0.1282	0.1282	0.1282	0.1282
Chinese Renminbi	0.1493	N/A	0.1544	N/A

2.9	Financial risk management

2.9.1	Financial risk factors

The Company’s activities expose it to a variety of financial risks: foreign exchange risk, interest rate risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The unaudited interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the audited financial statements, and should be read in conjunction with the Company’s audited consolidated financial statements as at December 31, 2021 and 2020.

2.9.2	Liquidity risk

Prudent liquidity management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities.

The Company’s primary cash requirements are for operating expenses and purchases of fixed assets. The Company mainly finances its working capital requirements from cash generated from operation and proceeds from bank borrowings and finance leases.

The Company’s policy is to regularly monitor current and expected liquidity requirements to ensure it maintains sufficient cash and cash equivalents and an adequate amount of committed credit facilities to meet its liquidity requirements in the short and long term.

At the reporting date, the contractual undiscounted cash flows of the Company’s current financial liabilities approximate their respective carrying amounts due to their short maturities.

2.9.3	Capital risk management

The Company’s objectives on managing capital are to safeguard the Company’s ability to continue as a going concern and support the sustainable growth of the Company in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long term.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return of capital to shareholders, issue new shares or sell assets to reduce debt.

2.9.4	Impact of COVID-19

The Coronavirus Disease (COVID-19) outbreak and the measures taken to contain the spread of the pandemic have created a high level of uncertainty to global economic prospects and this has impacted the Company’s operations and its financial performance. As COVID-19 continues to evolve with significant levels of uncertainty, management of the Company is unable to reasonably estimate the full financial impact of COVID-19 on the Company’s financial results in year 2022. The Company is monitoring the situation closely and to mitigate the financial impact, it is conscientiously managing its costs by adopting an operating cost reduction strategy and conserving liquidity by working with major creditors to align repayment obligations with receivable collections. Based on the Company’s most recent projections for year 2022 and 2023 for a period of 12 months and with over $9.5 million in cash and cash equivalents and restricted cash, management of the Company believes that the Company will be able to continue to operate as a going concern in the foreseeable future for the next 12 months from the date of this report (see item 2.1).

2. 10	Goodwill

Following initial recognition, goodwill is stated at costs less any accumulated impairment losses. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

At the acquisition date, any goodwill acquired is allocated to the cash-generating units (CGU) which are expected to benefit from the combination’s synergies. Impairment is determined by assessing the recoverable amount of the CGU to which the goodwill related. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of In these circumstances is measured on the basis of the relative values of the operation disposed of and the portion of the CGU retained.

2.11	Revenue from contracts with customers

The Company generates its revenue primarily from four service lines: (1) Secure logistics; (2) Robotics AI resolutions; (3) Information security; and (4) General security solutions.

Each service line primarily renders the following services:

(1)	Secure logistics

(i)	Cash-In-Transit – Non Dedicated Vehicle (CIT Non-DV); (ii) Cash-In-Transit – Dedicated Vehicle (CIT DV); (iii) ATM management; (iv) Cash Processing (CPC); (v) Cash Center Operations (CCT); (vi) Consolidate Cash Center (CCC); (vii) Cheque Center Service (CDC); (viii) Express Cash; (ix) Coin Processing Service; and (x) Cash Deposit Management Solutions

(2)	Robotics AI solutions

(i)	Sale of robots and (ii) Rental of robots

(3)	Information security

(i)	Penetration test; (ii) PCI ASV Scan and (iii) Rapid7 Sales

(4)	General security solutions

(i)	Installation of fire alarm security systems; (ii) Sale of security equipment

The Company recognizes revenue at a point in time as products are delivered and services are performed. Consultancy fees typically covers a period of time, the revenue is recognized on a ratable basis over the contract term. The Company applies the following five-step model in order to determine the amount:

●	To identify the contract or quotation with the agreed service price.

●	To evaluate the services engaged in the customer’s contract and identify the related performance obligations.

●	To consider the contract terms and commonly accepted practices in the business to determine the transaction price. The transaction price is the consideration that the Company expects to be entitled for delivering the services engaged with the customer. The consideration engaged in a customer’s contract is generally a fixed amount.

●	To allocate the transaction price, if necessary, to each performance obligation (to each good or service that is different) for an amount that represents the part of the benefit that the Company expects to receive in exchange for the right of delivering the services engaged with the customer.

●	To recognize revenue when the Company satisfies the performance obligation through the rendering of services engaged.

All of the conditions mentioned above are accomplished normally when the services are rendered to the customer and this moment is considered a point in time. The reported revenue reflects services delivered at the contract or agreed-upon price.

Contract liabilities consist of deferred revenue related to prepaid fees received from customers for future information security service over the term of the service agreement. The Company expects to recognize as revenue of $27,042 within the next 12 months and $48,600 after 12 months to 36 months.

Revenue is recognized when the related performance obligation is satisfied.

Disaggregation information of revenue by service type which was recognition based on the nature of performance obligation disclosed above is as follows:

	For the six months ended June 30,
	2022	Percentage of Total	2021	Percentage of Total
Service Type	$	Revenue	$	Revenue
	(Unaudited)		(Unaudited)
Cash-In-Transit – Non-Dedicated Vehicles (CIT Non-DV)	$5,377,474	31.8%	$5,939,614	32.3%
Cash-In-Transit – Dedicated Vehicle to Banks (CIT DV)	2,135,199	12.6%	2,380,880	12.9%
ATM Management	4,731,015	27.9%	5,806,020	31.5%
Cash Processing (CPC)	1,410,902	8.3%	1,401,421	7.6%
Cash Center Operations (CCT)	1,202,214	7.1%	1,540,291	8.4%
Consolidate Cash Center (CCC)	225,513	1.3%	60,265	0.3%
Cheque Center Service (CDC)	4,729	0.05%	31,081	0.2%
Others **	4,399	0.05%	51,476	0.3%
Cash Deposit Management Solutions (GDM)	869,102	5.1%	849,956	4.6%
Robotics AI solutions	719,041	4.2%	203,872	1.1%
Information security	262,934	1.6%	140,149	0.8%
Total	$16,942,522	100.0%	$18,405,025	100.0%

**	Others include primarily revenue from express cash and coin processing services.

During the six months ended June 30, 2022 and 2021, revenue amounting to $16,808,399 and $18,293,461 were generated from third parties, respectively; and $134,123 and $111,564 were generated from a related party (see Note 23).

2.12	Cost of sales

Cost of sales consists primarily of internal labor costs and related benefits, and other overhead costs that are directly attributable to services provided.

2.13	New and amended accounting standards

All new standards and amendments that are effective for annual reporting period commencing January 1, 2022 have been applied by the Company for the six months ended June 30, 2022. The adoption of these new and amended standards did not have material impact on the consolidated financial statements of the Company. A number of new standards and amendments to standards have not come into effect for the year beginning January 1, 2022, and they have not been early adopted by the Company in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a significant effect on the consolidated financial statements of the Company.

3.	BUSINESS COMBINATION

During the six months ended June 30, 2022, the Company acquired five subsidiaries, these acquisitions have been accounted for in accordance with IFRS 3 guidelines under acquisition accounting, whereby the Company recognized the assets and liabilities transferred at their carrying amounts with carry-over basis.

A Purchase Price Allocation exercise has been undertaken to establish the constituent parts of the acquired companies’ balance sheet at fair value on acquisition. As is customary in these circumstances, this will remain under review and subject to change during the twelve-month hindsight period.

(i)	On March 22, 2022, the Company closed an acquisition of Shenzhen GFAI and Guangzhou GFAI. A total of $1,000,000 cash was paid and 2,142,852 shares were issued and valued at the $1.22 per share in consideration of 100% of the equity interest in both companies.

The following represents the purchase price allocation at the date of the acquisition:

March 22, 2022
Cash and cash equivalents	$2,188
Other current assets	6,007,837
Property, plant and equipment	2,055,610
Intangible assets	1,592,783
Other non-current assets	29,142
Current liabilities	(7,937,436)
Other non-current liabilities	(2,854)
Goodwill	1,867,009
Total purchase price	$3,614,279

The total revenue included in the Consolidated Statement of Profit or Loss since March 22, 2022 contributed by Shenzhen GFAI and Guandzhou GFAI was $366,813. Total net loss incurred by Shenzhen GFAI and Guangzhou GFAI since March 22, 2022 was $486,000.

Had Shenzhen GFAI and Guangzhou GFAI been consolidated from January 1, 2022, the Consolidated Statement of Profit or Loss would show total revenue of $661,489 and total net loss of $589,749.

(ii)	On June 22, 2022, the Company closed an acquisition of Beijing Wanjia. A total of $840,000 cash was paid and 3,780,000 shares were issued and valued at $0.52 per share in consideration of 100% of the equity interest in Beijing Wanjia.

The following represents the purchase price allocation at the date of the acquisition:

June 22, 2022
Cash and cash equivalents	$38,342
Other current assets	2,219,318
Property, plant and equipment	20,488
Intangible assets	1,593,398
Other non-current assets	203,765
Current liabilities	(1,681,573)
Goodwill	411,862
Total purchase price	$2,805,600

The revenue and net income included in the Consolidated Statement of Profit and Loss since June 22, 2022 contributed by Beijing Wanjia were $nil.

Had Beijing Wanjia been consolidated from January 1, 2022, the Consolidated Statement of Profit or Loss would show revenue of $1,457,046 and net loss of $345,824.

(iii)	On January 20, 2022, the Company closed an acquisition to obtain 100% equity interest in AI Malaysia. The consideration is approximately $1 (RM1).

The following represents the purchase price allocation at the date of the acquisition:

January 20, 2022
Cash and cash equivalents	$12,500
Current liabilities	(13,184)
Goodwill	685
Total purchase price	$1

The revenue included in the Consolidated Statement of Profit and Loss since January 20, 2022 contributed by AI Malaysia was $nil. Net loss incurred by AI Malaysia was $46,497 over the same period.

Had AI Malaysia been consolidated from January 1, 2022, the Consolidated Statement of Profit or Loss would show revenue of $nil and net loss of $46,497.

(iv)	On February 9, 2022, the Company closed an acquisition to obtain 100% equity interest in AI Macau. The consideration is approximately $3,205 (MOP25,000).

The following represents the purchase price allocation at the date of the acquisition:

February 9, 2022
Cash and cash equivalents	$21,038
Other current assets	4,162
Current liabilities	(92,350)
Goodwill	70,355
Total purchase price	$3,205

AI Macau acts as an agent-only subsidiary company, operating solely and for all purposes as the agent of AI Hong Kong for the deployment of robots and thus, AI Macau has no independent revenue of its own.

4.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

	As at June 30, 2022	As at December 31, 2021
	(Unaudited)
Cash on hand	$367,367	$349,846
Cash in bank	7,361,124	12,378,937
Subtotal	7,728,491	12,728,783
Restricted cash	1,811,750	3,125,028
Cash, cash equivalents, and restricted cash	$9,540,241	$15,853,811

5.	INVENTORIES

	As at June 30, 2022	As at December 31, 2021
	(Unaudited)
Robots in warehouse	$8,206,933	$1,387,160
Robots in transit	-	389
Security equipment	1,130,207	-
Impairment provision for inventories	(567,439)	-
Inventories	$8,769,701	$1,387,549

Impairment provision for inventories arose from the acquisitions through business combinations. No additional impairment provision for inventories was recorded for the six months ended June 30, 2022 and 2021.

6.	TRADE RECEIVABLES

	As at June 30, 2022	As at December 31, 2021
	(Unaudited)
Trade receivable	$5,530,185	$4,939,568
Impairment provision for trade receivables	(66,116)	-
Trade receivable, net	$5,464,069	$4,939,568

Impairment provision for trade receivables arose from the acquisitions through business combinations. No additional impairment provision for trade receivables was recorded for the six months ended June 30, 2022 and 2021.

7.	WITHHOLDING TAXES RECEIVABLE

	As at June 30, 2022	As at December 31, 2021
	(Unaudited)
Balance at January 1,	$3,531,953	$4,225,039
Addition	381,966	826,634
Collection	(1,045,061)	(648,025)
Write off/ Allowance for uncollectible	(263,340)	(190,038)
Exchange difference	(153,902)	(681,657)
Balance at end of period/year	$2,451,616	$3,531,953

	As at June 30, 2022	As at December 31, 2021
	(Unaudited)
Current portion	$-	$-
Non-current portion	2,451,616	3,531,953
Withholding taxes receivable	$2,451,616	$3,531,953

During the six months ended June 30, 2022, the Company received a withholding tax refund of THB35,312,291 (approximately $1.0 million) in connection with the Company’s 2016 to 2017 withholding taxes refund applications (totaled THB56,107,574 or approximately $1.6 million). The Company wrote off approximately $0.6 million, representing the difference between the receivable recorded and amount of known refund from the Thai Revenue Department. The Company did not have any write offs during the six months ended June 30, 2021.

Out of prudence, based on amount written off for the receivable related to year 2013 to 2017, the Company recorded an allowance of approximately $0.09 million against its withholding taxes receivable for the six months ended June 30, 2022, and an allowance of approximately $0.1 million against its withholding taxes receivable for the six months ended June 30, 2021.

8.	OTHER RECEIVABLES

		As at June 30, 2022	As at December 31, 2021
		(Unaudited)
Cash management systems	(a)	$188,047	$-
Cash advance to a third party vendor	(b)	828,173	-
Cash advances to unrelated third parties	(c)	2,130,628	-
Impairment provision for other receivables	(c)	(2,130,628)	-
		$1,016,220	$-

(a)	On March 2, 2022, GF Cash (CIT) entered into a technical service agreement with Cash Processing Solutions Limited (“CPS”), a third -party vendor to develop a set of cash management systems for the Company’s CIT, ATM Management and CPC operations (“IMC project”). The contract sum was THB21,256,800 (approximately $0.6 million), in which $188,047 was paid during the six months ended June 30, 2022. The IMC project was terminated on July 1, 2022 due to the unsatisfactory performance by CPS during the development. GF Cash (CIT) is in the process of claiming back the amount paid to CPS.

(b)	The cash advance to third party vendors was arisen from the acquisitions through business combinations. Beijing Wanjia made a business advance to Beijing Security System Emergency Maintenance Service Center (“北京安防系统紧急维修维护服务中心”) for operational purposes.

(c)

The cash advances to unrelated third parties and the impairment provision for other receivables arose from the acquisitions through business combinations. The Company made a full provision on the cash advances to unrelated third parties as this balance is expected to be uncollectible. No additional impairment provision for other receivables was recorded for the six months ended June 30, 2022 and 2021.

9.	OTHER CURRENT AND OTHER NON-CURRENT ASSETS

	As at June 30, 2022	As at December 31, 2021
	(Unaudited)
VAT receivable	$312,722	$125,981
Prepayments – office rental	1,224,564	807,172
Prepayments – insurance	421,724	110,408
Prepayments – others	136,520	92,234
Uniforms	18,657	19,963
Tools and supplies	146,704	81,343
Deferred costs	27,042	38,880
Staff advance	169,401	-
Other current assets	$2,457,334	$1,275,981

Deposits	$433,543	$296,986
Deferred costs	48,600	48,600
Other non-current assets	$482,143	$345,586

10.	DEPOSITS PAID FOR BUSINESS ACQUISITIONS

		As at June 30, 2022	As at December 31, 2021
		(Unaudited)
Cash portion	(a)	$2,160,000	$-
Equity portion		4,860,000	-
		$7,020,000	$-

On May 24, 2022, the Company entered into a securities purchase agreement with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) to acquire 100% of the equity interests in seven Kewei Group companies from Shenzhen Kewei. The acquisition purchase price of $21,600,000 were paid in a mix of cash (10%) and restricted ordinary shares of the Company (90%) at $2.00 per share. During the six months ended June 30, 2022, the Company has fully paid the purchase considerations. Cash amount of $2,160,000 was paid and 9,720,000 restricted ordinary shares of the Company were issued. The restricted ordinary shares issued was valued at the $0.50 per share based on the market share price at the issuance date, the equity portion of the deposit paid for business acquisitions was $4,860,000.

On September 13, 2022, the Company terminated the securities purchase agreement, the cash paid to Shenzhen Kewei will be refunded and the shares issued to Shenzhen Kewei will be cancelled within 90 days of the signing of the termination agreement.

11.	PROPERTY, PLANT and EQUIPMENT

	Leasehold improvements	Machinery and equipment	Office decoration and equipment	Vehicles	Assets under construction	GDM machines	Robots	Total
Cost
At December 31, 2020	$3,649,107	$5,713,840	$5,951,808	$17,885,762	$-	$1,883,116	$884,950	$35,968,583
Additions	4,284	47,695	54,330	399,639	23,027	-	2,385,878	2,914,853
Disposals	-	(33,571)	(3,136)	(115,471)		-	(7,443)	(159,621)
Exchange differences	(231,811)	(362,976)	(378,093)	(1,136,207)	-	(119,627)	(26,570)	(2,255,284)
At June 30, 2021 (Unaudited)	3,421,580	5,364,988	5,624,909	17,033,723	23,027	1,763,489	3,236,815	36,468,531

At December 31, 2021	$3,239,683	$5,108,501	$5,412,444	$16,233,868	$248,686	$1,713,926	$5,369,070	$37,326,178
Acquisitions through business combinations	-	-	205,070	141,619	-	-	2,571,013	2,917,702
Additions	26,342	18,698	18,603	80,350	-	318,905	2,178,914	2,641,812
Disposals	(101,834)	(7,437)	(15,463)	(344,818)	(211,659)	(15,892)	(12,273)	(709,376)
Exchange differences	(173,963)	(281,325)	(298,630)	(880,949)	(4,472)	(107,391)	(392,122)	(2,138,852)
At June 30, 2022 (Unaudited)	2,990,228	4,838,437	5,322,024	15,230,070	32,555	1,909,548	9,714,602	40,037,464

Accumulated Depreciation
At December 31, 2020	$2,923,013	$5,390,966	$5,124,622	$14,004,064	$-	$616,280	$25,284	$28,084,229
Depreciation charged for the period	78,674	89,833	111,429	611,225	-	174,897	178,999	1,245,057
Disposals	-	(33,568)	(3,091)	(115,471)		-	(248)	(152,378)
Exchange differences	(185,685)	(342,465)	(325,546)	(889,619)	-	(39,150)	(990)	(1,783,455)
As June 30, 2021 (Unaudited)	2,816,002	5,104,766	4,907,414	13,610,199	-	752,027	203,045	27,393,453

At December 31, 2021	$2,693,472	$4,906,277	$4,799,149	$13,447,168	$-	$891,378	$691,433	$27,428,877
Acquisitions through business combinations	-	-	184,364	136,723	-	-	520,516	841,603
Depreciation charged for the period	51,903	57,623	96,235	416,775	-	188,620	762,874	1,574,030
Disposals	(99,439)	(7,396)	(15,432)	(330,993)	-	(5,303)	(461)	(459,024)
Exchange differences	(146,005)	(271,901)	(268,318)	(742,974)	-	(56,970)	(81,330)	(1,567,498)
As June 30, 2022 (Unaudited)	2,499,931	4,684,603	4,795,998	12,926,699	-	1,017,725	1,893,032	27,817,988

Net book value
At June 30, 2021 (Unaudited)	$605,578	$260,222	$717,495	$3,423,524	$23,027	$1,011,462	$3,033,770	$9,075,078
At June 30, 2022 (Unaudited)	$490,298	$153,834	$526,026	$2,303,371	$32,555	$891,822	$7,821,570	$12,219,476

There was no impairment of property, plant and equipment recorded for the six months ended June 30, 2022 and 2021. No property, plant and equipment were pledged as security for bank borrowings.

12.	RIGHT-OF-USE ASSETS AND OPERATING LEASE LIABILITIES

The carrying amounts of right-of-use assets are as below:

	As at June 30, 2022	As at December 31, 2021
	(Unaudited)
As at January 1	$2,364,993	$4,190,351
New leases	804,500	824,734
New leases acquired through business combinations	167,597	-
Depreciation expense	(1,095,227)	(2,279,722)
Exchange difference	(108,566)	(370,370)
Net book amount	$2,133,297	$2,364,993

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. The weighted average incremental borrowing rate applied to new leases during the six months ended June 30, 2022 varies from 3.49% to 5% in different regions. The weighted average incremental borrowing rate applied to new leases during the six months ended June 30, 2021 was 3.25%.

During the six months ended June 30, 2022 and 2021, interest expense of $41,211 and $125,245 arising from lease liabilities was included in finance costs, respectively. Depreciation expense related to right-of-use assets was $1,064,623 and $1,223,282, respectively during the six months ended June 30, 2022 and 2021.

13.	INTANGIBLE ASSETS

						Assets under construction
	Computer software	Right-of-use Platform	Customer base	Technical know-how	Security Surveillance system	Cash Management Systems	Intelligent Cloud Platform	Total
Cost
At December 31, 2020	$995,045	$-	$-	$-	$-	$-	$-	$995,045
Additions	4,782	-	-	-	-	-	-	4,782
Exchange differences	(63,211)	-	-	-	-	-	-	(63,211)
At June 30, 2021 (Unaudited)	936,616	-	-	-	-	-	-	936,616

At December 31, 2021	$907,304	$-	$-	$-	$-	$-	$-	$907,304
Acquisitions through business combinations	-	733,311	1,120,688	514,968	1,102,647	-	-	3,471,614
Additions	1,761	-		-	-	81,119	3,000,000	3,082,880
Exchange differences	(49,955)	-	-	-	-	(3,525)		(53,480)
At June 30, 2022 (Unaudited)	859,110	733,311	1,120,688	514,968	1,102,647	77,594	3,000,000	7,408,318

Accumulated amortization
At December 31, 2020	$771,637	$-	$-	$-	$-	$-	$-	$771,637
Amortization charged for the period	24,559	-	-	-	-	-	-	24,559
Exchange differences	(49,018)	-	-	-	-	-	-	(49,018)
As June 30, 2021 (Unaudited)	747,178	-	-	-	-	-	-	747,178

At December 31, 2021	$742,988	$-	$-	$-	$-	$-	$-	$742,988
Acquisitions through business combinations	-	-	-	-	285,433	-	-	285,433
Amortization charged for the period	25,290	17,951	129,327	-	-	-	-	172,568
Exchange differences	(41,944)		-	-	-	-	-	(41,944)
As June 30, 2022 (Unaudited)	726,334	17,951	129,327	-	285,433	-	-	1,159,045

Net book value
At June 30, 2021 (Unaudited)	$189,438	$-	$-	$-	$-	$-	$-	$189,438
At June 30, 2022 (Unaudited)	$132,776	$715,360	$991,361	$514,968	$817,214	$77,594	$3,000,000	$6,249,273

14.	TRADE AND OTHER PAYABLES AND OTHER CURRENT LIABILITIES

	As at June 30, 2022	As at December 31, 2021
	(Unaudited)
Trade payables – third parties	$2,748,393	$675,227
Accrued salaries and bonus	835,060	262,396
Accrued customer claims, cash loss and shortage **	66,989	91,098
Trade and other payables	$3,650,442	$1,028,721

Output VAT	$90,392	$95,348
Accrued expenses	499,835	572,157
Payroll payable	380,669	936,080
Other payables	420,214	177,850
Deferred revenue	292,245	43,200
Other current liabilities	$1,683,355	$1,824,635

**	Includes a provision for penalty for failure to meet certain performance indicators as stipulated in certain customer contracts for approximately $11,800 and $14,600 as at June 30, 2022 and 2021, respectively.

15.	BORROWINGS

	As at June 30, 2022	As at December 31, 2021
	(Unaudited)
Current portion of borrowings	$1,011,749	$933,110
Non-current portion of borrowings	518,613	859,120
Borrowings	$1,530,362	$1,792,230

The Company maintains borrowings with one financial institution. The borrowings are used for working capital purposes to support its business operations in Thailand. Those borrowings carry interest at the rates varying from 2% to 5.47% per annum. The borrowings mature on various dates from August 13, 2022 to April 7, 2025. For the six months ended June 30, 2022 and 2021, the interest expense was $33,745 and $22,212, respectively.

As of June 30, 2022, the Company has unused bank overdraft availability of approximately $283,000 (THB10 million) and no unused trust receipts availability.

As of June 30, 2021, the Company has unused bank overdraft availability of approximately $312,000 (THB10 million) and unused trust receipts availability of approximately $1,560,000 (THB50 million).

16.	FINANCE LEASE LIABILITIES

	As at June 30, 2022	As at December 31, 2021
	(Unaudited)
Current portion	$261,940	$619,301
Non-current portion	622,062	666,455
Finance lease liabilities	$884,002	$1,285,756

For the six months ended June 30, 2022 and 2021, interest expense was $30,942 and $46,102, respectively.

The minimum lease payments under finance lease agreements are as follows:

	As at June 30, 2022	As at December 31, 2021
	(Unaudited)
Within 1 year	$281,201	$673,105
After 1 year but within 5 years	667,850	713,092
Less: Finance charges	(65,049)	(100,441)
Present value of finance lease liabilities, net	$884,002	$1,285,756

Finance lease assets comprise primarily vehicles and office equipment as follow:

	As at June 30, 2022	As at December 31, 2021
	(Unaudited)
Cost	$2,669,252	$2,819,697
Less: Accumulated depreciation	(877,936)	(927,408)
Net book value	$1,791,316	$1,892,290

17.	TAXATION

Value added tax (“VAT”)

GF Cash (CIT) and AI R&I are the subsidiaries operating in Thailand, which are subject to a statutory VAT of 7% for services in Thailand. Shenzhen GFAI, Guangzhou GFAI and Beijing Wanjia are the subsidiaries operating in the PRC, which are subject to a statutory VAT of 13% for goods delivered and 7% for services provided in the PRC. The output VAT is charged to customers who receive services from the Company and the input VAT is paid when the Company purchases goods and services from its vendors. The input VAT can be offset against the output VAT. The VAT payable is presented on the statements of financial position when input VAT is less than the output VAT. A recoverable balance is presented on the balance sheets when input VAT is larger than the output VAT.

Deferred taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of profit or loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

18.	PROVISION FOR EMPLOYEE BENEFITS

The Company has a defined benefit plan based on the requirement of the Thailand Labor Protection Act B.E.2541 (1988) to provide retirement benefits to employees based on pensionable remuneration and length of service which are considered as unfunded. There were no plan assets set up and the Company will pay benefits when needed.

	Provision for employee benefits
	2022	2021
	(Unaudited)
Defined benefit obligations at January 1	$5,827,355	$6,841,673
Estimate for the six months period	(356,621)	(294,175)
Defined benefit obligations at June 30 (Unaudited)	$5,470,714	$6,547,498

19.	SHAREHOLDERS’ EQUITY

On January 20, 2022, the Company completed a private placement with certain investors to issue (i) 7,919,997 ordinary shares; and (ii) 11,879,993 ordinary shares issuable upon the exercise of warrants, at an initial exercise price of $1.30 per share. On April 6, 2022, the Company completed another private placement with certain investors that the Company agreed to sell to such investors an aggregate of 8,739,351 ordinary shares, the exercise price of both the Company’s IPO warrants which was issued on September 28, 2021 and private warrants which was issued on January 20, 2022, was adjusted to $1.15 pursuant to the antidilution provisions of warrants.

A total of 1,095,146 warrants were exercised during the six months ended June 30, 2022. 7,100,495 warrants were exercised subsequently from July 1, 2022 to the date of this report. As of June 30, 2022, we have an aggregate of 15,122,196 warrants issued and outstanding. On July 12, 2022, the Company entered into warrant solicitation inducement letters with several investors that are existing holders of its warrants through the private placement on January 20, 2022 (“Private Warrants”) wherein the investors agreed to exercise 5,581,918 outstanding warrants to purchase an aggregate of 5,581,918 ordinary shares for cash, at an exercise price reduced by the Company from $1.15 per share to $0.238 per share. In consideration for the immediate exercise of the existing warrants for cash, the Company issued one-half (1/2) of an ordinary share for each warrant exercise. As a result, the exercising holders received approximately 2,790,959 ordinary shares as share consideration. The Company received aggregate net proceeds of approximately $1.23 million. As a result of the warrant exercise, the exercise price of the Company’s warrants issued through the initial public offering on September 28, 2021 (“Public Warrants”) is adjusted to $0.16 and the exercise price of the Company’s Private Warrants is adjusted to $0.238.

On March 14, 2022, a total of 2,142,582 shares were issued to acquire 100% of the equity interests in Shenzhen GFAI and Guangzhou GFAI.

On June 16, 2022, a total of 3,780,000 shares were issued to acquire 100% of the equity interests in Beijing Wanjia.

On June 16, 2022, a total of 9,720,000 shares were issued for a deposit to acquire 100% of the equity interests in seven Kewei Group companies. On September 13, 2022, the Company and the shareholders of seven Kwei Group companies signed a termination agreement to terminate such acquisition. The shares issued will be cancelled (see Note 10).

On May 24, 2022, a total of 113 shares were cancelled as per shareholders’ request.

20.	STOCK-BASED COMPENSATION

On January 25, 2022, the Company granted and issued 260,000 restricted ordinary shares to certain employees under the Company’s 2022 Equity Incentive Plan. This stock-based compensation expense was amounting to $238,914.

On October 25, 2021, the Company entered into an agreement with a third party vendor to provide investors relations services for a term of one-year. The agreement was terminated on May 7, 2022. During the six months ended June 30, 2022, the Company issued 20,000 ordinary shares to the vendor as compensation for serving the Company. This stock-based compensation expense was amounting to $13,181.

21.	SELLING, DISTRIBUTION AND ADMINISTRATIVE EXPENSES

	For the six months ended June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Staff expense	$2,988,331	$1,248,056
Rental expense	77,999	340,752
Depreciation and amortization expense	1,176,705	235,604
Utilities expense	30,021	81,255
Travelling and entertainment expense	216,633	77,747
Marketing expense	228,054	-
Professional fees	1,262,085	331,522
Repairs and maintenance	26,835	26,226
Employee benefits	228,506	353,358
Other service fees	124,556	153,906
Other expenses**	618,271	423,182
	$6,977,996	$3,271,608

**	Other expenses mainly comprised of office expenses, stamp duties, training costs, transportation of robots, etc.

22.	LEGAL RESERVE

Thailand

Under the provisions of the Civil and Commercial Code, GF Cash (CIT) is required to set aside as a legal reserve at least 5% of the profits arising from the business of the Company at each dividend distribution until the reserve is at least 10% of the registered share capital. The legal reserve is non-distributable. The Company reserve has met the legal reserve requirement of $223,500 as of June 30, 2022 and December 31, 2021.

The PRC

Pursuant to the laws applicable to the PRC’s Foreign Investment Enterprises, the Company must make appropriations from after-tax profit to non-distributable reserve funds. Subject to certain cumulative limits, the general reserve requires annual appropriations of 10% of after-tax profits as determined under the PRC laws and regulations at each year-end until the balance reaches 50% of the PRC entity registered capital; the other reserve appropriations are at the Company’s discretion. These reserves can only be used for specific purposes of enterprise expansion and are not distributable as cash dividends. During the six months ended June 30, 2022, the Company did not accrue any legal reserve.

23.	RELATED PARTY TRANSACTIONS

The principal related party balances and transactions as of and for the period/year ended June 30, 2022 and December 31, 2021 are as follows:

Amounts due from related parties:

		As at June 30, 2022	As at December 31, 2021
		(Unaudited)
Guardforce TH Group Company Limited	(a)	$856	$6,335
Shenzhen Intelligent Guardforce Robot Technology Co., Limited	(b)	6,049,384	-
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(c)	354,645	-
CSF Mingda Technology Co., Ltd	(c)	11,477	-
Guardforce AI Service Limited		-	626
Guardforce AI Technology Limited		-	626
GF Robotics Malaysia Sdn. Bhd		-	11,973
Macau GF Robotics Limited		-	5,058
Quantum Infosec Inc		-	1,389
		$6,416,362	$26,007

(a)	Amounts due from Guardforce TH Group Company Limited represents business advances for operational purposes.

(b)	Amounts due from Shenzhen Intelligent Guardforce Robot Technology Co., Limited comprised of $5,908,930 represent prepayments for the purchase of robots from a related party and $140,134 expense paid on behalf of a related party.

(c)	These related parties are owned or controlled by Mr. Tu, the Company’s majority shareholder or Mr. Tu’s father. Amounts due from related parties as of June 30, 2022 represent business advances for operational purposes.

Amounts due to related parties:

		As at June 30, 2022	As at December 31, 2021
		(Unaudited)
Mr. Tu	(a)	$109,607	$109,607
Guardforce Holdings (HK) Limited	(b)	331,368	163,590
Profit Raider Investment Limited	(a)	1,926,544	1,626,726
Richard Stagg	(c)	17,624	15,976
GF Technovation Company Limited		4,487	-
Quantum Infosec Inc		724	-
Shenzhen Kewei Robot Technology Co., Limited and its subsidiaries	(d)	2,770,085	-
Shenzhen Zhongzhi Yonghao Robot Co., Ltd.	(d)	407,528	-
Shenzhen Qianban Technology Co., Ltd.	(e)	101,564	-
Guardforce Security Service (Shanghai) Co., Ltd.	(e)	186,583	-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited		-	301,853
		$5,856,114	$2,217,752

(a)	Amounts due to Mr. Tu and Profit Raider Investment Limited represented interest accrued on the respective loans.

(b)	Amounts due to Guardforce Holdings (HK) Limited are comprised of $164,419 advances made and $166,949 accrued interests on the loans.

(c)	Amounts due to Richard Stagg are comprised of $15,976 advances made and $1,648 accrued interests on the advance at 3% interest rate per annum. The balance was fully repaid in July 20, 2022.

(d)	These related parties are owned or controlled by Mr. Tu, the Company’s majority shareholder. Amounts due to related parties as of June 30, 2022 represent accounts payable for the purchase of robots from the related parties.

(e)	Shenzhen Qianban Technology Co., Ltd is owned or controlled by Mr. Tu, the Company’s majority shareholder and Guardforce Security Service (Shanghai) Co., Ltd. is owned or controlled by Mr. Tu’s father. Amounts due to related parties as of June 30, 2022 represent business advances for operational purposes.

Short-term borrowings from related parties:

		As at June 30, 2022	As at December 31, 2021
		(Unaudited)
Profit Raider Investment Limited	(a)	$13,474,546	$13,506,184
Guardforce Holdings (HK) Limited	(b)	2,735,000	-
		$16,209,546	$13,506,184

Long-term borrowings from related parties:

		As at June 30, 2022	As at December 31, 2021
		(Unaudited)
Guardforce Holdings (HK) Limited	(b)	$490,500	$3,895,500
Mr. Tu	(c)	1,437,303	1,437,303
		$1,927,803	$5,332,803

(a)	The loan with Profit Raider Investment Limited is due on December 31, 2022, bearing interest rate at 4%. For the six months ended June 30, 2022 and 2021, interest expense was $299,817 and $117,150, respectively. As of the date of this report, the Company has been negotiating with Profit Raider on the further extension of loan.

(b)

On December 31, 2019, the Company entered into an agreement with Guardforce Holdings (HK) Limited whereby Guardforce Holdings (HK) Limited loaned $1,499,998 to the Company. The loan is unsecured and it bears an interest rate of 3%. The loan was initially due on December 31, 2020. During the year ended December 31, 2021 and 2020, the Company repaid $245,000 and $507,998 to partially settle the principal, respectively. The loan was extended to December 22, 2022 bearing interest rate at 2%. During the six months ended June 30, 2022, the Company repaid $670,000 to partially settle the principal. On July 26 2022, the outstanding balance of this loan was extended to June 30, 2025 with the same terms and conditions. For the six months ended June 30, 2022 and 2021, interest expense on this loan was $770 and $nil, respectively. This loan is classified as long-term borrowings from a related party.

On April 17, 2020, the Company borrowed $2,735,000. The loan is unsecured and bears an interest rate at 2%. The loan is due on April 16, 2023. For the six months ended June 30, 2022 and 2021, interest expense on this loan was $27,350 and $nil, respectively. This loan is classified as short-term borrowings from a related party.

On September 9, 2020, the Company borrowed $413,500. The loan is unsecured and it bears interest at 2%. The loan is due on September 8, 2023. For the six months ended June 30, 2022 and 2021, interest expense on this loan was $4,135 and $nil, respectively. This loan is classified as long-term borrowings from a related party.

(c)	On September 1, 2018, the Company entered into an agreement with Mr. Tu whereby he lent $1,437,303 (RMB10 million) to the Company. The loan is due on August 31, 2022 with an interest rate at 1.5%. No interest was accrued for the six months ended June 30, 2022 and 2021. On July 26 2022, the Company extended the loan to June 30, 2025 with the same terms and conditions.

Related party transactions:

		For the six months ended June 30,
Nature		2022	2021
		(Unaudited)	(Unaudited)
Service/ Products received from related parties:
Guardforce Security (Thailand) Company Limited	(a)	$67,864	$-
Shenzhen Intelligent Guardforce Robot Technology Co., Limited – Purchases	(b)	7,008,322	4,652,125
Shenzhen Kewei Robot Technology Co., Ltd. – Purchases	(b)	844,255	-
Shenzhen Kewei Robot Technology Co., Limited – ICP	(c)	3,000,000	-
		$7,920,441	$4,652,125

Service/ Products delivered to related parties:
GF Technovation Company Limited – Sales	(d)	$134,123	$111,564

Nature of transactions:

(a)	Guardforce Security (Thailand) Co., Ltd. provided security guard services to the Company;

(b)	The Company purchased robots from Shenzhen Intelligent Guardforce Robot Technology Co., Limited and Shenzhen Kewei Robot Technology Co., Ltd.;

(c)	On February 8, 2022, the Company entered into a Commissioned Development Agreement with Shenzhen Kewei Robot Technology Co., Limited (“Shenzhen Kewei”) for the development of a robotics management platform named GFAI Intelligent Cloud Platform V2.0 (“ICP”). The contract amount was $3,000,000 which was paid as a one-time lump sum payment after the execution of the agreement.

(d)	The Company sold robots and spare parts to GF Technovation Company Limited.

24.	CONSOLIDATED SEGMENT DATA

Selected information by segment is presented in the following tables for the six months ended June 30, 2022 and 2021:

	For the six months ended June 30,
Revenues(1)	2022	2021
	(Unaudited)	(Unaudited)
Secured logistics	$15,960,547	$18,061,004
Information security	262,934	140,149
Robotics AI solutions	719,041	203,872
	$16,942,522	$18,405,025

(1)	Revenue excludes intercompany sales.

	For the six months ended June 30,
Loss from operations	2022	2021
	(Unaudited)	(Unaudited)
Secured logistics	$(962,310)	$(455,312)
Information security	(19,041)	19,044
Robotics AI solutions	(1,977,324)	(255,515)
Corporate and others (2)	(2,590,961)	(619,489)
Loss from operations	(5,549,636)	(1,311,272)
Total other income from five segments	46,859	237,178
Foreign exchange losses, net:
- Secured logistics	(751,622)	(38,872)
- Information security	44	-
- Robotics AI solutions	5,973	-
- Corporate and others	(154)	(1,265)
Finance costs:
- Secured logistics	(405,365)	(440,707)
- Information security	(1,648)	(245)
- Robotics AI solutions	(3,848)	-
Loss before income taxes	(6,659,397)	(1,555,183)
Income tax benefit	320,183	-
Net loss	(6,339,214)	(1,555,183)
Less: Loss (Profit) attributable to the non-controlling interest	32,392	(91)
Net loss attributable to the Company	$(6,306,822)	$(1,555,274)

(2)	Includes non-cash compensation, professional fees and consultancy fees for the Company.

Non-cash compensation of $252,095 was solely attributable the Corporate and others segment.

(3)	o the Segment of Corporate and others.

Depreciation and amortization by segment for six months ended June 30, 2022 and 2021 are as follows:

	For the six months ended June 30,
Depreciation and amortization:	2022	2021
	(Unaudited)	(Unaudited)
Secured logistics	$1,887,059	$2,357,796
Robotics AI solutions	703,075	184,636
	$2,590,134	$2,542,432

Total assets by segment as of June 30, 2022 and December 31, 2021 are as follows:

Total assets	As at June 30, 2022	As at December 31, 2021
	(Unaudited)	(Unaudited)
Secured logistics	$26,002,159	$27,905,474
Information security	595,899	670,444
Robotics AI solutions	24,049,052	6,354,853
General security solutions	4,487,173	-
Corporate and others	13,675,583	6,821,466
	$68,809,866	$41,752,237

25.	COMMITMENTS AND CONTINGENCIES

Executives/directors agreements

The Company has several employment agreements with executives and directors with the latest expiring in 2026. All agreements provide for automatic renewal options with varying terms of one year or three years unless terminated by either party. Future payments for employment agreements as of June 30, 2022, are as follows:

Amount
Twelve months ending June 30:
2023	$1,250,035
2024	838,984
2025	820,002
2026	136,667
Total minimum payment required	$3,045,688

Contracted expenditure commitments

The Company’s contracted expenditures commitments as of June 30, 2022 but not provided in the consolidated financial statements are as follows:

		Payments Due by Period
			Less than	1-3	4-5	More than
Contractual Obligations	Nature	Total	1 year	years	years	5 years
Service fee commitments	(a)	$396,320	$339,703	$56,617	$-	$-
Operating lease commitments	(b)	2,958,414	2,096,585	834,442	27,387	-
Purchase commitments	(c)	3,106,786	3,106,786	-	-	-
		$6,461,520	$5,543,074	$891,059	$27,387	$-

(a)	The Company has engaged Stander Information Company Limited (“Stander”) to provide technical services relating to the cash management systems for the Company’s secure logistics business. The service agreement with Stander comprised of a monthly fixed service fee and certain other fees as specified in the agreement, which will expire in August 2023.

(b)	From time to time, the Company entered into various short-term lease agreements to rent warehouses and offices. In addition, the Company has various low value items with various lease terms that the Company is committed to pay in the future.

(c)	AI Hong Kong entered into various purchase agreements with Shenzhen Intelligent Guardforce Robot Technology Co., Limited and Shenzhen Kewei Robot Technology Co., Ltd. to establish mutual contractual obligations for future purchases of robots.

Bank guarantees

As of June 30, 2022, the Company had commitments with banks for bank guarantees in favor of government agencies and others of approximately $5,000,000.

Litigation

As of the date of filing, the Company is a defendant in various labor related lawsuits totaling approximately $432,000. Management believes these cases are without merit and is confident that the Appeals Court will make the decision according to the consideration of the Court of First Instance and order the dismissal of such lawsuits. Therefore, no provision has been made for these liabilities in the financial statements.

26.	SUBSEQUENT EVENTS

Numerous subsequent events disclosures are being made elsewhere in this interim condensed consolidated financial statements. Subsequent events have been reviewed through the date the unaudited interim condensed consolidated financial statements were issued and required no adjustments or disclosures.